

Mail Stop: 3561

March 1, 2016

<u>Via E-Mail</u>
Mr. David W. Froesel, Jr.
Chief Financial Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

  Re: Pharmerica Corporation
    Form 10-K for the Fiscal Year ended December 31, 2014
    Filed March 2, 2015
    File No. 001-33380

Dear Mr. Froesel:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/Craig Arakawa

            Craig Arakawa
            Accounting Branch Chief
            Office of Beverages, Apparel, and
            Mining